McLaughlin & Hunt llp
Ten Post Office Square, 8th Floor Boston, Massachusetts 02109 Main: 617.996.2600 Fax: 617.532.0384 www.mclaughlinhunt.com	John Hunt Partner Office: 617.996.9114 Mobile: 617.549.4045 jhunt@mclaughlinhunt.com

July 12, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Edward P. Bartz

Re:           Pear Tree Funds
File nos. 333-102055 and 811-03790

Dear Mr. Bartz:

We serve as counsel to Pear Tree Funds (formerly known as “The Quantitative Group of Funds”), a Massachusetts business trust (the “Registrant”), and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 1, 2011, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A, amendment no. 44 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 46 under the 1940 Act.  The Amendment was filed with the Commission on May 17, 2011 under Rule 485(a)(2) under the Securities Act in order to register Pear Tree Columbia Micro Cap Fund (formerly “Quant Columbia Micro Cap Fund”), a new series of the Registrant (the “Fund”).

In this letter, we are responding on behalf of the Registrant to one of your comments.  The Registrant will respond to your other comments in a separate letter.

Among your oral comments to the Amendment is the comment that the name of the Fund is misleading and thus violates Section 35(d) of, and Rule 35d-1 under, the 1940 Act.1  In particular, you said that the use of the word “Columbia” in the Fund’s name is misleading because, in the Staff’s opinion, aninvestor would expect the Fund to invest primarily in securities issued by companies located, or with substantial interests in, the country of Colombia.  You noted, however, that as drafted, the Amendment does not show the Fund as having a policy to invest at least 80 percent of the value of its assets in investments that are tied economically to thecountry of Colombia.  For the following reasons, we disagree that the current name of the Fund is misleading and ask that the Staff withdraw this comment.

1.           The Registrant’s use of “Columbia” in the name of the Fund is consistent with the structure of the names of the other separate series of the Registrant.  Moreover, it serves legitimate purposes.  The name of each of the separate series of the Registrant begins with “Pear Tree,” a reference to the name of the Registrant.  Using “Pear Tree” as a prefix is intended to inform investors that the separate series is part of a complex of funds, the Pear Tree Funds.  Following “Pear Tree” in the name of each of four of the current six separate series of the Registrant is an abbreviated version of the name of the sub-adviser to that series.2  The purpose of including the abbreviated name of the sub-adviser is to inform investors that the separate series has a sub-adviser and who that sub-adviser is.  In the case of the Fund, the full name of the sub-adviser is Columbia Partners, L.L.C., Investment Management, which the Registrant has abbreviated as “Columbia”.  After “Pear Tree” and the abbreviated name of the sub-adviser, each series includes a brief description of the types of securities in which that series principally invests.  As the Fund principally invests in micro-cap securities, the name of the Fund includes “Micro Cap.”  Please see Exhibit A to this letter for a list of the names of the separate series of the Registrant and the corresponding investment sub-advisers (or proposed sub-advisers) to those series.

2.           In determiningwhether a particular investment company’s name is misleading, the Commission historically has examined whether the name would be misleading to a reasonable investor, that is, “would [the name of the investment company] lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”3The term “reasonable investor” is not defined in the Securities Act, the 1940 Act or other federal securities laws.  Courts interpreting those laws, however, generally have considered a reasonable investor to have, among other things,a degree of sophistication in financial matters.4

Use of “Columbia” in the name of the Fund is consistent with the expectations of a reasonable investor, and thus, should not cause a reasonable investorto conclude that the Fund invests primarily in securities tied economically to the country of Colombia.  Among other things, the words Columbia and Colombia are spelled differently.  Moreover, the meanings associated with those words are different, and the words do not have common meanings notwithstanding that both are derived from the surname of Christopher Columbus.  According to the American Heritage Dictionary (3d ed., 1993), “Columbia” has a variety of meanings, mostly the names ofparticular cities  - a city in north-central Maryland, a city in central Missouri, the capital of South Carolina, a city in west-central Tennessee - and the name of a river flowing through the Rocky Mountains to the Pacific Ocean.  The American Heritage Dictionary also notes that “Columbia”is used to refer to the United States.   None of those meanings in the American Heritage Dictionary, however, describes a country that is located in northwestern South America.  The American Heritage Dictionary provides only one definition for “Colombia”, that is, the name of a northwest South American country.We further note that other agencies of the U.S. government do not refer to Colombia as “Columbia.”  For example, none of the U.S. State Department5, the U.S. Treasury6 or the Central Intelligence Agency7 refers in English to the country of Colombia as anything other than “Colombia” or the “Republic of Colombia.”

A reasonable investor also should not conclude that the Fund invests in securities tied economically to the country of Colombia based solely on the name of the Fund.  As the Commission noted in the adopting release to Rule 35d-1, “investors should not rely on an investment company’s name as the sole source of information about a company’s investments and risks.”8  Moreover, the federal securities laws expect a reasonable investor to have a grasp of the perils of trusting assumptions.9  As a result, even if an investor were mistakenly to assume that the reference to “Columbia” in the name of the Fund is intended as a reference to the country of Colombia, thus suggesting that the Fund invests in securities tied economically to the country of Colombia, the reasonable investor would be expected to look to additional information to confirm whether that assumption is correct, such as by examining the Fund’s prospectus.  As you noted in your July 1, 2011 comments, nothing in the Fund’s prospectus mentions the country of Colombia or suggests that the Fund invests in any securities tied economically to the country of Colombia.

*     *     *

For the reasons presented above, we ask that the Staff withdraw its comment that that the name of the Fund is misleading and thus violates Section 35(d) of, and Rule 35d-1 under, the 1940 Act.

Please call me at (617) 996-2600 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

Attachment
Cc:           Jennifer Dowling Dougherty

m&h-jh-0014-003-070311-1

1 Section 35(d) provides in relevant part that “[i]t shall be unlawful for any registered investment company to adopt as part of the name or title of such company . . . any word or words that the Commission finds are materially deceptive or misleading.”  That section further authorizes the Commission to define “such names or titles as are materially deceptive or misleading.”  Rule 35d-1 addresses specific categories of investment company names and titles that could be misleading, including investment company names that include the name of a specific country or geographic region.  Rule 35d-1(a)(3) provides generally that for purposes of Section 35(d), a materially deceptive and misleading name of an investment company would include a name suggesting that the investment company focuses its investments in a particular country unless, among other things, the investment company has a policy to invest at least 80 percent of the value of its assets in investments that are tied economically to that particular country.

2The two separate series of the Registrant that do not follow this pattern are Pear Tree Emerging Market Fund (for separate business reasons, the sub-adviser to this fund has asked that its name not be included the name of the fund) and Pear Tree Quality Fund (this fund invests principally in the securities of a target portfolio managed by an investment adviser other than the sub-adviser).

3“Investment Company Names,” Investment Company Act Release No. 24828 (Jan. 17, 2001) [hereinafter, the “Adopting Release”], text accompanying note 44.  See id., note 44 for a list several cases supporting that standard of review prior to the adoption of Rule 35d-1.  The Adopting Release also states that the Commission will continue to use that standard with respect to names that are not covered by Rule 35d-1, i.e., names that indicate an investment emphasis other than in certain investments or industries, or certain countries or geographic regions, or that fund distributions will be tax-exempt.  Id.

4See, generallyM. Sachs, “Materiality and Social Change: The Case for Replacing ‘the Reasonable Investor’ with ‘the Least Sophisticated Investor’ in Inefficient Markets” (2006). Scholarly Works. Paper 263.
http://digitalcommons.law.uga.edu/fac_artchop/263

5http://www.state.gov/p/wha/ci/co/(retrieved July 7, 2011).

6See, e.g.,http://www.treasury.gov/press-center/press-releases/Pages/tg69.aspx (retrieved July 7, 2011).

7https://www.cia.gov/library/publications/the-world-factbook/geos/co.html(retrieved July 7, 2011).

8Adopting Release, text accompanying note 4.

9See, e.g., Harris v. Ivax Corp., 182 F.3d 799, 807 (11thCir. 1999) (“[i]nvestors should know, under the current statutory scheme [relating to forward-looking statements], that relying on assumptions is dangerous; there will often be no legal recourse even if the assumption is false).

Exhibit A

Fund Name	Sub-Adviser
Pear Tree Columbia Small Cap Fund	Columbia Partners, L.L.C., Investment Management
Pear Tree Columbia Micro Cap Fund	Columbia Partners, L.L.C., Investment Management
Pear Tree Quality Fund	Columbia Partners, L.L.C., Investment Management
Pear Tree Emerging Market Fund	PanAgora Asset Management Inc.
Pear Tree Polaris Foreign Value Fund	Polaris Capital Management, LLC
Pear Tree Polaris Foreign Value Small Cap Fund	Polaris Capital Management, LLC